UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

REVANCE THERAPEUTICS, INC.

(Name of Subject Company (issuer))

REBA MERGER SUB, INC.

(Offeror)

a wholly-owned subsidiary of

CROWN LABORATORIES, INC.

(Parent of Offeror)

CROWN HOLDINGS INTERCO LLC

(Other)

CROWN LABORATORIES HOLDINGS, INC.

(Other)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

761330109

(CUSIP Number of Class of Securities)

Shellie Hammock

Executive Vice President and General Counsel

Crown Laboratories, Inc.

207 Mockingbird Lane

Johnson City, TN 37604

Telephone: (423) 926-4413

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Pippa Bond, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Telephone: (310) 552-4200	Julia Danforth Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 12, 2024 (as amended and/or supplemented from time to time, the “Schedule TO”) by Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Revance Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.65 per Share, net to the stockholder in cash without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2024 (as amended and/or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended and/or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as set forth in this Amendment, the information set forth in the Schedule TO and the exhibits thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO or the Offer to Purchase, as applicable.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer expired at one minute past 11:59 p.m., Eastern Time, on February 4, 2025 (such date and time, the “Expiration Time”), and was not extended. Computershare Trust Company, N.A., the depositary and paying agent for the Offer advised Crown and Merger Sub that, as of the Expiration Time, an aggregate of 86,197,893 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing 82.0% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Condition and all other conditions to the Offer have been satisfied. Merger Sub expects to promptly accept for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Crown and Merger Sub expect to consummate the Merger on February 6, 2025 in accordance with, and subject to the terms of, the A&R Merger Agreement.

Following the consummation of the Merger, all Shares will be delisted from Nasdaq and the Company and Crown intend to take steps to cause the termination of the registration of the Shares under the Exchange Act.

A copy of the joint press release issued by Crown and the Company on February 5, 2025 announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(P) to the Schedule TO and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(P)*	Joint Press Release, issued by Crown Laboratories, Inc. and Revance Therapeutics, Inc. on February 5, 2025

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2025	REBA MERGER SUB, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN LABORATORIES, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN HOLDINGS INTERCO LLC

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN LABORATORIES HOLDINGS, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer